UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 205349
FORM 15F
CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF
REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF THE
SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE DUTY TO
FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Commission File Number 000-50650
Gracechurch Card Funding (No. 5) PLC
(Exact name of registrant as specified in its charter)
1 Churchill Place, London E14 5HP, United Kingdom
+44 207 699 5000
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
$900,000,000 Class A Floating Rate Asset-Backed Notes
$50,000,000 Class B Floating Rate Asset-Backed Notes
$50,000,000 Class C Floating Rate Asset-Backed Notes
Medium Term Note Certificate
Investor Certificate
(Title of each class of securities covered by this Form)
Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☑	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I
Item 1. Exchange Act Reporting History
(A)	Gracechurch Card Funding (No. 5) PLC (“Gracechurch”) first incurred the duty to file reports with the SEC on September 18, 2003.

(B)	Gracechurch has filed all reports required under section 15 (d) of the Securities Exchange Act of 1934, as amended (“Exchange Act”) for the 12 months preceding the filing of this form and has filed at least one annual report under section 15(d) of the Exchange Act.
Item 2. Recent United States Market Activity
Gracechurch last sold its Asset-Backed Notes in the United States on September 18, 2003.
Item 3. Foreign Listing and Primary Trading Market
Gracechurch has maintained a listing of its Asset-Backed Notes with the United Kingdom Listing Authority since 18 September 2003, but redeemed its Asset-Backed Notes in their entirety on August 15, 2006.
Item 4. Comparative Trading Volume Data
     Not Applicable
Item 5. Alternative Record Holder Information
     Not Applicable
Item 6. Debt Securities
As of June 20, 2007, Gracechurch had no record holders of its debt securities worldwide because its debt securities were redeemed in their entirety on August 15, 2006
Item 7. Notice Requirement
(A)	Gracechurch issued a press release on June 26, 2007 disclosing its intent to terminate its duty to file reports under section 15(d) of the Exchange Act. A copy of this press release is attached as Exhibit 1 to this Form 15F.

(B)	Gracechurch disseminated the press release in the United States via the London Stock Exchange’s Regulatory News Service.
Item 8. Prior Form 15 Filers
     Not Applicable
PART II

Item 9. Rule 12g3-2(b) Exemption
     Not Applicable
PART III
Item 10. Exhibits
1.	Notice of intent to terminate Gracechurch’s duty to file reports under section 15(d) of the Exchange Act.
Item 11. Undertakings
The undersigned issuer herby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:
(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12 month period that the issuer used for purposes of Rule 12h-6(1)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, Concordia Bus Nordic AB (publ) has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: June 27, 2007	By:	/s/ Jonathon William Albright

Name: Jonathon William Albright

Title: Director